October 17, 2006
VIA EDGAR
Mr. James Allegretto
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 ‘F’ Street, N.E., MS 3561
Washington, DC 20002

Re:	Commerce Energy Group, Inc. Form 10-K for Fiscal Year Ended July 31, 2005 filed October 31, 2005 File No. 1-6049
Dear Mr. Allegretto:
On behalf of Commerce Energy Group, Inc. (the “Company”), I am submitting the response of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 14, 2006. We appreciated the opportunity to discuss by telephone the remaining issues with Mr. William Thompson of the Staff on September 22, 2006, and on October 6, 2006. We also appreciate the additional time to respond to your letter. The following response to your request corresponds to the number on your request. Our response is preceded by a reproduction of your request.
Form 10-K for Fiscal Year Ended July 31, 2005
Note 10. Investments, page F-21
1. We reviewed your response to comment 3 in our letter dated August 3, 2006 in light of the information provided in your response filed July 13, 2006. It is still unclear to us why the write-offs of the note due from PEC and goodwill in the accounts of PEC are added to the impairment losses reflected in the statement of operations to arrive at impairment charges reflected in the statement of cash flows given that these losses are also included in the provision for impairment line item in the statement of operations. It
600 Anton Boulevard • Suite 2000 • Costa Mesa, CA 92626 • Phone: (714) 259-2500 • Fax: (714) 259-2501
www.commerceenergy.com

Mr. James Allegretto
U.S. Securities and Exchange Commission
October 17, 2006

is also still unclear to us why the loss on deconsolidation of Summit was neither a loss nor a statement of operations item. Please explain to us in more detail how the write-offs of the note and goodwill are reflected in the investment table on page F-22 and why the losses are added to impairment losses reflected in the statement of operations to derive the impairment loss reflected in the statement of cash flows. Please also explain to us in more detail why the loss included in impairment charges in the statement of cash flows related to the deconsolidation of Summit is not a loss or statement of operations item. In doing so, please tell us the entries you made to deconsolidate Summit and provide any other information that would facilitate our understanding.
Response:
As was discussed between Mr. Thompson of the Staff and Mr. Kenneth L. Robinson of the Company on October 6, 2006, the primary reason for the difference between the amount shown as a Provision for Impairment on Investments in the Statement of Operations, which is less than the amount shown as the related Impairment of Summit Energy Investments in the Statement of Cash Flows, was due to the following sequence of events. The Summit investment in Power Efficiency (“PEC”) was fully consolidated starting in May 2003, and continued to be a consolidated investment (at varying levels of ownership over 50%), until the April 2004 termination of the Summit venture and settlement with the managing partner of Summit which occurred in April 2004. This settlement resulted in reducing our remaining interest in PEC below 40% and the deconsolidation of PEC in our financial statements. During the period of consolidation, however, PEC’s results of operations (which were significant losses) were included line item by line item in our Statement of Operations (i.e., PEC’s revenue was included in our Net Revenue, their cost of sales in our Direct Energy Costs, and similarly PEC’s other expenses were combined with the corresponding expenses in our consolidated State of Operations. The portion of PEC’s losses attributable to the varying ownership interest we did not own, were reflected in Minority Interest Share of Loss line item on the Statement of Operations.
As a result, prior to the sale of Summit to its managing partner and deconsolidation of PEC, PEC had a significant negative working capital position which was an amount to be added back to the Net Loss in determining Net Cash Provided by Operating Activities in our fiscal year ended July 31, 2004 Statement of Cash Flows. To highlight the effect of this transaction, this amount was aggregated in the caption Impairment of Summit Energy investments, rather than being reflected line item by line item in the Statement of Cashflows based on the type of accounts (i.e. accounts payable or accounts receivable), that were deconsolidated.
The PEC goodwill write-off that was included in the Impairment of Summit Energy investments caption in the Statement of Cash Flows was reflected in Direct energy costs, in the Consolidated Statement of Operations. Likewise, the note payable was written off on the Company’s books and reflected in General and Administrative expenses.

Mr. James Allegretto
U.S. Securities and Exchange Commission
October 17, 2006

As Mr. Robinson and Mr. Thompson discussed by telephone on October 17, 2006, the reclassification of the auction rate securities discussed in prior correspondence with the Staff, including the letter from the Staff dated August 3, 2006, will be reflected in our Annual Report on Form 10-K for the Fiscal Year ended July 31, 2006 in light of its imminent filing due date, rather than in an amendment to our Annual Report on
Form 10-K for the Fiscal Year ended July 31, 2005.
Sincerely,
Commerce Energy Group, Inc.

By:	/s/ Lawrence Clayton, Jr. Lawrence Clayton, Jr. Chief Financial Officer

cc:	Mr. Anthony Watson, Staff Accountant
U.S. Securities & Exchange Commission

Mr. William Thompson
U.S. Securities & Exchange Commission

Audit Committee of the Board

Mr. Michael A. Lucki
Ernst & Young, LLP

Mr. Scott D. Appel
Hein & Associates LLP

John F. Della Grotta, Esq.
Paul, Hastings, Janofsky &Walker LLP